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BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

December 14, 2018

Dear Sir/Madam,

Subject: Press release

Please find attached the press release titled "**Infosys Announces Joint Venture with Hitachi, Panasonic and Pasona in Japan**"

This is for your information and records. The press release will also be made available on the Company's website, www.infosys.com

Thanking you.

Yours Sincerely,
For Infosys Limited

A.G.S. Manikantha
Company Secretary

HITACHI Inspire the Next | Panasonic | PASONA | Infosys

PRESS RELEASE

Infosys Announces Joint Venture with Hitachi, Panasonic and Pasona in Japan

JV to accelerate business process transformation for enterprises leveraging digital procurement platforms

Bengaluru, India and Tokyo, Japan – December 14, 2018: Infosys (NYSE: INFY), a global leader in next-generation digital services and consulting, today announced the formation of a joint venture with Hitachi, Ltd., Panasonic Corporation and Pasona Inc., strategically enhancing its presence in Japan. Executing on its strategy to help clients navigate their digital journey, the entity formed by complementary, iconic companies coming together, will accelerate business process transformation leveraging digital procurement platforms for the local and global needs of Japanese corporations.

Infosys will acquire 81% of the shareholding in Hitachi Procurement Service Co., Ltd., Hitachi's fully owned subsidiary that currently handles indirect materials purchasing functions for the Hitachi Group. Hitachi, Panasonic and Pasona will be minority shareholders of the entity.

Infosys will bring its global expertise in procurement processes, consulting, analytics and digital technologies such as artificial intelligence (AI) and Robotic Process Automation (RPA) to the venture. Combined with Hitachi and Panasonic's knowledge of their procurement functions and local teams, and Pasona's human capital and BPM networks in Japan, the entity will provide differentiated, end-to-end, efficient and high value procurement capabilities to corporations.

Ravi Kumar, President, Infosys, said, "This joint venture will help Japanese corporations transform their procurement processes using next-generation digital platforms, as we bring together the combined power of deep procurement expertise, technology, global expertise and local skills. We are very excited to partner with the Hitachi group, Panasonic Corporation and Pasona, established conglomerates in this market."

Deepak Padaki, Executive Vice President & Head, Corporate Strategy, Infosys, added that, "Japan is a strategic market for Infosys. This transaction is a significant demonstration of our commitment to building a local presence in the region in order to partner with our Japanese clients and accelerate their digital journey."

Masashi Murayama, Chief Procurement Officer, Hitachi said, "We are delighted to build this new partnership, combining strengths and unlocking potential of Infosys, Panasonic, and Pasona. The

procurement functions role is critical to Hitachi' success, and this partnership will strengthen Hitachi Procurement's global competitiveness with new operating models, and high quality delivery at speed enabled by digital technologies."

About Infosys
Infosys is a global leader in next-generation digital services and consulting. We enable clients in 45 countries to navigate their digital transformation. With over three decades of experience in managing the systems and workings of global enterprises, we expertly steer our clients through their digital journey. We do it by enabling the enterprise with an AI-powered core that helps prioritize the execution of change. We also empower the business with agile digital at scale to deliver unprecedented levels of performance and customer delight. Our always-on learning agenda drives their continuous improvement through building and transferring digital skills, expertise, and ideas from our innovation ecosystem.

Visit www.infosys.com to see how Infosys (NYSE: INFY) can help your enterprise navigate your next.

About Hitachi
Hitachi, Ltd. (TSE: 6501), headquartered in Tokyo, Japan, delivers innovations that answer society's challenges. The company's consolidated revenues for fiscal 2016 (ended March 31, 2017) totaled 9,162.2 billion yen ($81.8 billion). The Hitachi Group is a global leader in the Social Innovation Business, and it has approximately 304,000 employees worldwide. Through collaborative creation, Hitachi is providing solutions to customers in a broad range of sectors, including Power / Energy, Industry / Distribution / Water, Urban Development, and Finance / Government & Public / Healthcare. For more information on Hitachi, please visit the company's website at http://www.hitachi.com.

Safe Harbor
Certain statements in this press release are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, including statements concerning our future business opportunities and growth prospects. Such forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2018. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. In addition, please note that any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of the date of this press release. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company unless it is required by law.

Media Contacts

Asia Pacific
Sarah Gideon
Infosys, India
+91 80 4156 5007
Sarah_Gideon@infosys.com

EMEA
Dena Tahmasebi
Infosys, Europe
Phone: +44 (0)2075162748
Dena.Tahmasebi@infosys.com

Americas
Chiku Somaiya
Infosys, USA
+1 408 375 2722
Chiku.Somaiya@infosys.com

Disclosure under Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

Name(s) of parties with whom the agreement is entered	Infosys Limited's wholly owned subsidiary Infosys Consulting Pte. Ltd. ("IC") will be entering into an agreement with - Hitachi, Ltd., a company organized under the laws of Japan ("Hitachi"); Panasonic Corporation, a company organized under the laws of Japan ("Panasonic"); Pasona Inc., a subsidiary of Pasona Group Inc., organized under the laws of Japan ("Pasona"); and Hitachi Procurement Service Co., Ltd., a company organized under the laws of Japan.
Expected date of completion of investment	The transaction is expected to close on or before 1 April 2019, subject to customary closing conditions.
Purpose of entering into the agreement	Incorporated in 2002 in Japan, Hitachi Procurement Service Co., Ltd. ("HIPUS") is Hitachi's fully owned subsidiary that currently handles indirect materials purchasing functions for the Hitachi group. http://www.hipus.co.jp/en/index.html As part of the transaction, Infosys Consulting Pte. Ltd. will acquire an 81% stake in HIPUS from Hitachi by way of an acquisition of existing shares. Hitachi will transfer 2% each to Panasonic and Pasona, and will hold the remaining 15%. The transaction is in alignment with Infosys' strategy to strengthen its presence in Japan and invest in local capabilities to serve the local and global needs of Japanese corporations.
Consideration for the investment	JPY 2,762 million for 81% stake, subject to closing adjustments
Nature of consideration	Cash

Industry to which the entity being acquired belongs	Procurement BPM (Business Process Management) and consulting services
Brief details of any governmental or regulatory approvals required for the acquisition	Approval from competition authorities, in Japan, as may be applicable
In case of issuance of shares to the parties, details of issue price, class of shares issued	No
Shareholding, if any, in the entity with whom the agreement is executed	Nil
Whether, the said parties are related to promoter/promoter group / group companies in any manner. If yes, nature of the relationship.	No
Whether, the transaction would fall within related party transactions? If yes, whether the same is done at "arms-length".	No
In case of termination or amendment of agreement, listed entity shall disclose additional details to stock exchanges	Not applicable.
Significant terms of the agreement	As part of the terms of the Shareholders' Agreement, Infosys to have the rights of a majority shareholder including the right to appoint directors in accordance with local laws and the articles of the company, right to restrict amendment of Articles of Association, issuance of new shares, mergers, liquidation.